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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                                   eBay Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  278642 10 3
            -------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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 ----------------------                                      ------------------
 CUSIP No. 278642 10 3                13G                    Page 2 of 4 Pages
 ----------------------                                      ------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

      Jeffrey S. Skoll

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      CANADA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            21,232,242/(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             21,232,242/(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      21,232,242/(1)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      16.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

(1) Included in the number of shares Mr. Skoll beneficially owns approximately 1,275,000 shares that were unvested as of December 31, 1999 and subject to the Company's right of repurchase at their original purchase price of $0.0067 per share.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

        (a) Name of Issuer:     eBay Inc.

        (b) Address of Issuer's Principal Executive Offices:

                       2145 Hamilton Avenue
                       San Jose, CA 95125

Item 2.

        (a) Name of Person Filing:

            Jeffrey S. Skoll

        (b) Address of Principal Business Office or, if none, Residence

                       2145 Hamilton Avenue
                       San Jose, CA 95125

        (c) Citizenship

            Jeffrey S. Skoll       CANADA

        (d) Title of Class of Securities: Common Stock

        (e) CUSIP Number:        278642 10 3

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount Beneficially Owned:

             Jeffrey S. Skoll           21,232,242/(1)/

        (b)  Percent of Class:

             Jeffrey S. Skoll           16.3%

        (c)  Number of shares as to which the person has:

             (i)    Sole power to vote or to direct the vote:

                  Jeffrey S. Skoll      21,232,242/(1)/

             (ii)   Shared power to vote or to direct the vote:

                  Jeffrey S. Skoll      -0-

             (iii)  Sole power to dispose or to direct the disposition of:

                  Jeffrey S. Skoll      21,232,242/(1)/

             (iv)   Shared power to dispose or to direct the disposition of:

                  Jeffrey S. Skoll      -0-

(1) Included in the number of shares Mr. Skoll beneficially owns approximately 1,275,000 shares that were unvested as of December 31, 1999 and subject to the Company's right of repurchase at their original purchase price of $0.0067 per share.

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of a Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 14, 2000
                                              ----------------------------------
                                                            Date

                                                     /s/ Jeffrey S. Skoll
                                              ----------------------------------
                                                          Signature

                                                         Jeffrey S. Skoll
                                              ----------------------------------